UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( ✓ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2017

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-10026

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp. Prosperity Plus Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

Albany International Corp.

Prosperity Plus Savings Plan
December 31, 2017 and 2016

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016	3
Notes to Financial Statements	4–11
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2017	12–14
*	Other supplemental schedules required by Form 5500 [29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA)] have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants, Administrator and Compensation Committee
Albany International Corp. Prosperity Plus Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Albany International Corp. Prosperity Plus Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2015.

Albany, New York

June 27, 2018

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016

Assets
Investments, at fair value:
Registered investment companies	$262,398,155	$217,763,130
Common stocks and other investments	2,061,086	402,175
Common collective trust funds	36,478,096	39,317,394
Albany International Corp. common stock	33,386,298	27,490,144
Total investments	334,323,635	284,972,843
Receivables:
Employer contribution receivable	2,131,867	2,642,259
Notes receivable from participants	5,784,588	5,262,701
Other assets	216,529	49,971
Total assets	342,456,619	292,927,774
Liabilities
Other liabilities	3,532	-
Total liabilities	3,532	-
Net assets available for benefits	$342,453,087	$292,927,774

The accompanying notes are an integral part of these financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016

Investment income:
Interest and dividends	$8,660,354	$7,366,996
Net appreciation in fair value of investments	40,000,749	19,157,248
Net investment income	48,661,103	26,524,244
Contributions:
Employer	8,119,306	8,161,252
Participants	12,976,146	11,441,528
Rollovers due to acquisition	497,862	1,993,534
Interest income notes receivable from participants	245,308	224,580
Total contributions	21,838,622	21,820,894
Total additions	70,499,725	48,345,138
Deductions:
Benefits paid to participants	(20,698,122)	(33,126,776)
Administrative expenses and other deductions	(276,290)	(203,078)
Total deductions	(20,974,412)	(33,329,854)
Net increase	49,525,313	15,015,284
Net assets available for benefits:
Beginning of year	292,927,774	277,912,490
End of year	$342,453,087	$292,927,774

The accompanying notes are an integral part of these financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, interns and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

On April 8, 2016, the Company and Plan Sponsor acquired the outstanding shares of Harris Corporation’s composite aerostructures business. Participants contributed $497,862 and $1,993,534 for the years ending December 31, 2017 and 2016, respectively, representing distributions from other qualified defined benefit or defined contribution plans. These amounts are reported as Rollovers due to acquisition within the Statements of Changes in Net Assets Available for Benefits.

Contributions

Participants may make voluntary contributions to the Plan, that do not exceed the greater of 100% of the Participant’s Compensation, subject to certain limitations, on a before-tax and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions, as well as the employer contributions, into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common stock, common collective trusts, and a participant directed brokerage option. The Company makes a matching contribution to the Plan up to 5% of the participant’s eligible compensation of which 100% is matched of the first 4%, and 50% is matched of the next 2% contributed by the participant.

Discretionary Matching Contributions

The plan allows for discretionary matching contributions.  The Company uses such discretion to provide profit sharing contributions to eligible plan participants. Such contributions are based on Company performance and vary from year to year. Discretionary matching contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a discretionary matching contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the discretionary matching contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the discretionary matching contribution will be pro-rated. The Company’s discretionary matching contribution is in the form of cash and was $2,131,867 and $2,642,259 for the years ended December 31, 2017 and 2016, respectively. Discretionary matching contributions are reported as Employer Contributions within the Statements of Changes in Net Assets Available for Benefits.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates, which are calculated as prime rate plus 1%, range between 4.25% and 10.25% at December 31, 2017 and 2016). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 5 to 20 years.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

Certain direct costs incurred in administering the Plan are borne by the Company. The Company paid Plan administrative expenses of $151,598 and $143,577 during 2017 and 2016, respectively, which principally consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, and securities brokerage fees.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Statement of Net Assets Available for Benefits date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $321,292 and $358,664 for the years ended December 31, 2017 and 2016, respectively. Interest income is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Fees related to participant loans are paid by the participants. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. Delinquent participant loans are recorded as deemed distributions on the basis of the terms of the Plan agreement.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees charged by fund managers are included in net appreciation/despreciation of fair value investments.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Recent Accounting Pronouncements

The Company has not adopted any recent accounting pronouncements which had a significant effect on these financial statements, nor are there any accounting pronouncements that were recently issued which have not yet been adopted.

Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available for issuance and noted no items requiring adjustment of the financial statements or additional disclosures.

3.	Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs include:

-	quoted prices for similar assets or liabilities in active markets;
-	quoted prices for identical assets or similar assets or liabilities in inactive markets;
-	inputs other than quoted prices that are observable for the asset and liability;
-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Inputs are unobservable and significant to the fair value measurement. Level 3 inputs are unobservable inputs for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

The common stock of Albany International Corp. and exchange traded funds, which are classified as registered investment companies, are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Investments in common collective trust funds are valued at the net asset values (NAV) per share using available inputs to measure the fair value of such funds held by the Plan at year end. The NAV is based on the fair value of the underlying investments held by the funds, less fund liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no penalties or restrictions for withdrawing assets from the common collective trust funds at any time.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$128,732,604	$-	$-	$128,732,604
Bond funds	657,217	-	-	657,217
Domestic stock funds	113,554,836	-	-	113,554,836
International stock funds	18,344,392	-	-	18,344,392
Money market funds	1,089,674	-	-	1,089,674
Commodities	19,432	-	-	19,432
Common stocks and other investments	2,061,086	-	-	2,061,086
Common collective trust funds	-	36,478,096	-	36,478,096
Albany International Class A	33,386,298	-	-	33,386,298
common stock
Total investments	$297,845,539	$36,478,096	$-	$334,323,635

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

	Assets at Fair Value as of December 31, 2016
	Quoted prices in active market Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Registered investment companies
Balanced funds	$85,699,955	$-	$-	$85,699,955
Bond funds	18,611,508	-	-	18,611,508
Domestic stock funds	96,679,336	-	-	96,679,336
International stock funds	14,669,294	-	-	14,669,294
Money market funds	2,094,751	-	-	2,094,751
Commodities	8,286	-	-	8,286
Common stocks and other investments	402,175	-	-	402,175
Common collective trust funds	-	39,317,394	-	39,317,394
Albany International Class A
common stock	27,490,144	-	-	27,490,144
Total investments in the fair value hierarchy	$245,655,449	$39,317,394	$-	$284,972,843

There were no transfers between Level 1, Level 2 and Level 3 for the years ended December 31, 2017 and 2016.

During 2017 and 2016, the Plan’s investments earned interest and dividend income as follows:

	2017	2016

Registered investment companies	$7,809,388	$6,502,025
Common stocks and other investments	142,977	48,744
Common collective trust	707,989	816,227
	$8,660,354	$7,366,996

4.	Related Party and Party in Interest Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $1,491,700 and $1,402,029 and sold $4,245,750 and $5,409,118 of Albany International Class A common stock during the years ended December 31, 2017 and 2016, respectively. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 21, 2016, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and ERISA counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

A reconciliation of total investments per the financial statements at December 31, 2017 and 2016 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016

Total investments per financial statements	$334,323,635	$284,972,843
Notes receivable from participants	5,784,588	5,262,701
Deemed distributions	22,494	21,665
Total notes receivable per Form 5500	5,762,094	5,241,036
Total investments per Form 5500	$340,085,729	$290,213,879

A reconciliation of deductions per the financial statements for the years ended December 31, 2017 and 2016 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016

Total deductions from net assets per financial statements	$20,974,412	$33,329,854
Other income included in Administrative expenses and other deductions	867	52,386
Changes in deemed distributions	829	(2,856)
Total expenses per Form 5500	$20,976,108	$33,379,384

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following is a reconciliation of net assets available for benefits per the financial statements Form 5500 at December 31, 2017 and 2016:

	2017	2016

Net assets available for benefits per the financial statements	$342,453,087	$292,927,774
Deemed distributions	(22,494)	(21,665)
Net assets available for benefits per Form 5500	$342,430,593	$292,906,109

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2017 and 2016:

	2017	2016

Net increase in assets available for benefits per the financial statements	$49,525,313	$15,015,284
Changes in deemed distributions	(829)	2,856
Net increase in assets available for benefits
per Form 5500	$49,524,484	$15,018,140

Supplemental Schedule

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Alps Alerian Mlp Etf	Registered Investment Company	-	$9,171
*	Carillon Scout Mid Cap Cl I	Registered Investment Company	-	5,432
*	Dodge & Cox International Stock Fund	Registered Investment Company	-	18,335,851
*	Doubleline Total Return Bond Cl N	Registered Investment Company	-	9,332
*	Duff & Phelps Global Utility Income	Registered Investment Company	-	4,656
*	Fidelity Advisor Emerging Markets Income Cl I	Registered Investment Company	-	12,177
*	Fidelity Floating Rate High Income	Registered Investment Company	-	4,382
*	Gamco Global Gold Natural Res & Income Trust Com Sh Ben Int	Registered Investment Company	-	1,693
*	Goldman Sachs Small Cap Value Fund	Registered Investment Company	-	6,178,099
*	Merger Fund Investor Cl	Registered Investment Company	-	10,050
*	Metropolitan West Intermediate Bond Cl M	Registered Investment Company	-	5,858
*	Nuveen Build America Bond Fund	Registered Investment Company	-	6,594
*	Powershares Cef Income Composite Etf	Registered Investment Company	-	17,925
*	Powershares Taxable Municipal Bond Etf	Registered Investment Company	-	10,189
*	Principal Diversified Real Asset Fund	Registered Investment Company	-	612,624
*	Sprott Physical Gold Trust Unit	Registered Investment Company	-	2,192
*	T Rowe Price Health Sciences Investor Cl	Registered Investment Company	-	3,255
*	T.Rowe Price Equity Income Fund	Registered Investment Company	-	19,916,830
*	Vanguard Energy Etf	Registered Investment Company	-	2,217
*	Vanguard Energy Investor Cl	Registered Investment Company	-	10,379
*	Vanguard Explorer Investor Cl	Registered Investment Company	-	366
*	Vanguard Federal Money Market Fund	Registered Investment Company	-	728,838
*	Vanguard Federal Money Market Investor Cl	Registered Investment Company	-	100,092
*	Vanguard Global Wellington Investor Cl	Registered Investment Company	-	10,554
*	Vanguard Healthcare Investor Cl	Registered Investment Company	-	24,108
*	Vanguard High Yield Corp Investor Cl	Registered Investment Company	-	5,341
*	Vanguard Index Fund	Registered Investment Company	-	54,998,636
*	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	-	8,775,336
*	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	-	12,989,444
*	Vanguard Institutional Target Retirement 2025 Fund	Registered Investment Company	-	30,476,465
*	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	-	6,723,299
*	Vanguard Institutional Target Retirement 2035 Fund	Registered Investment Company	-	17,605,465
*	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	-	4,446,091
*	Vanguard Institutional Target Retirement 2045 Fund	Registered Investment Company	-	12,537,018
*	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	-	4,850,619
*	Vanguard Institutional Target Retirement 2055 Fund	Registered Investment Company	-	2,749,482
*	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	-	1,411,808
*	Vanguard Institutional Target Retirement 2065 Fund	Registered Investment Company	-	5,007
*	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	-	5,732,632
*	Vanguard Intermediate Term Treasury Index Etf	Registered Investment Company	-	6,394
*	Vanguard Intermediate Term Treasury Investor Cl	Registered Investment Company	-	41,118
*	Vanguard Mid-Cap Institutional Shares	Registered Investment Company	-	21,357,793
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	-	11,047,281
*	Vanguard Precious Metals & Mining Investor Cl	Registered Investment Company	-	6,837
*	Vanguard Prime Money Market Fund	Registered Investment Company	-	59,901
*	Vanguard Prime Money Market Investor Cl	Registered Investment Company	-	200,844
*	Vanguard Reit Index Admiral Cl	Registered Investment Company	-	63,834
*	Vanguard Short Term Investment Grade Investor Cl	Registered Investment Company	-	10,630
*	Vanguard Small Cap Growth Index Investor Cl	Registered Investment Company	-	3,065
*	Vanguard Total Bond Market Index Fund: Inst'L Shr	Registered Investment Company	-	20,123,308
*	Vanguard Total Stock Market Index Admiral Cl	Registered Investment Company	-	79,387
*	Vanguard Wellesley Income Admiral Cl	Registered Investment Company	-	54,406
*	Vanguard Wellington Investor Cl	Registered Investment Company	-	13,850
				262,398,155

*	Albany International Class A	Company Stock Fund	-	33,386,298

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value
*	Aberdeen Asia Pacific Income Fund Inc	Mutual Fund	-	5,368
*	Aer Energy Resources Inc New	Common Stock	-	346
*	Annaly Capital Management Inc	Common Stock	-	4,399
*	Apollo Investment Corp	Mutual Fund	-	169,800
*	Apple Inc	Common Stock	-	32,946
*	Arconic Inc	Common Stock	-	234,585
*	Avalon Advanced Materials Inc	Common Stock	-	296
*	Banco Santander S A Sponsored Adr	Common Stock	-	6,996
*	Blackrock Energy & Resources Trust	Mutual Fund	-	4,254
*	Blackrock Utilities Infrastructure & Power Opportunities Trust	Mutual Fund	-	6,486
*	Boeing Company	Common Stock	-	24,563
*	Bright Scholar Education Holdings Ltd Spons Ads	Common Stock	-	168
*	Btcs Inc New	Common Stock	-	151
*	Builders Firstsource Inc	Common Stock	-	654
*	Cannabis Sativa Inc	Common Stock	-	1,797
*	Cannimed Therapeutics Inc	Common Stock	-	1,665
*	Canopy Growth Corp	Common Stock	-	1,561
*	Cb Financial Svcs Inc	Common Stock	-	11,760
*	Cleveland Cliffs Inc New	Common Stock	-	3,617
*	Credit Suisse Ag Nassau Velocity Shs Daily 2X Short Term Etn	Common Stock	-	2,875
*	Credit Suisse Ag Nassau Velocity Shs Etn 3X Long Silver S&P Gsci New	Common Stock	-	360
*	Deere & Company	Common Stock	-	18,851
*	Delcath System Inc Par $0.01 New	Common Stock	-	9
*	Direxion Daily Aerospace & Defense Bull 3X Etf	Exchange Traded Fund	-	2,893
*	Direxion Daily Indl Bull 3X Etf	Exchange Traded Fund	-	2,020
*	Direxion Daily Pharmaceutical & Medical 3X Bull Etf	Exchange Traded Fund	-	1,959
*	Dpw Hldgs Inc	Common Stock	-	803
*	Etf Managers Etfmg Prime Mobile Payments Etf	Exchange Traded Fund	-	349
*	Fidelity Select American Gold	Mutual Fund	-	10,031
*	Future Fintech Group Inc Par $0.001	Common Stock	-	1,209
*	Geckosystems International Corp	Common Stock	-	916
*	Global Arena Hldg Inc	Common Stock	-	718
*	Helios And Matheson Analytics Inc	Common Stock	-	1,262
*	Huntington Bancshres Inc	Common Stock	-	24,752
*	Illinois Tool Works Inc	Common Stock	-	24,292
*	Immunocellular Therapeutics Limited New	Common Stock	-	1,479
*	Intel Corp	Common Stock	-	1,154
*	Ishares Gold Trust	Common Stock	-	1,564
*	Itonis Inc	Common Stock	-	387
*	Jpmorgan Chase & Company	Common Stock	-	31,704
*	Kratos Defense & Security Solutions Inc	Common Stock	-	19,973
*	Lynas Corp Ltd New	Common Stock	-	197
*	Marathon Patent Group Inc Par $0.0001	Common Stock	-	1,107
*	Mgt Capital Invts Inc New	Common Stock	-	2,856
*	Microsoft Corp	Common Stock	-	26,273
*	Mistral Ventures Inc Com Par $0.001	Common Stock	-	70
*	Net 1 Ueps Technologies Inc New	Common Stock	-	1,474
*	New Residential Invt Corp New	Common Stock	-	3,040
*	New York Mortgage Trust Inc Par $.02	Common Stock	-	246,800
*	Omega Healthcare Investors Inc	Common Stock	-	4,682
*	On Track Innovations Ltd	Common Stock	-	1,394
*	Packaging Corp Of America	Common Stock	-	26,720
*	Pareteum Corp New	Common Stock	-	1,654
*	Pharmagen Inc	Common Stock	-	3

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value
*	Potash Corp Chg Of Saskatchewan Inc	Common Stock	-	3,038
*	Prometic Life Sciences Inc	Common Stock	-	5,195
*	Protagenic Therapeutics Inc	Common Stock	-	2
*	Rare Element Resources Ltd	Common Stock	-	58
*	Riot Blockchain Inc	Common Stock	-	10,338
*	Roku Inc Ser A	Common Stock	-	51,780
*	Royal Dutch Shell Plc Sponsored Adr Repstg A Shares	Common Stock	-	460
*	Royal Dutch Shell Plc Sponsored Adr Repstg B Shares	Common Stock	-	6,829
*	Seven Stars Cloud Group Inc	Common Stock	-	1,153
*	Siebert Financial Corp	Common Stock	-	945
*	Skyworks Solutions Inc	Common Stock	-	27,595
*	Softbank Group Adr	Common Stock	-	1,193
*	Solar Capital Ltd	Mutual Fund	-	545,670
*	Solo International Inc New	Common Stock	-	13
*	Southwestern Energy Company	Common Stock	-	55,800
*	U S Global Invs Inc Cl A	Common Stock	-	1,073
*	Vantage Drilling Company	Common Stock	-	9
*	Viking Therapeutics Inc	Common Stock	-	731
*	Visa Inc Class A	Common Stock	-	29,780
*	Vodafone Group Plc New Sponsored Adr No Par	Common Stock	-	16,732
*	Wal-Mart Stores Inc	Common Stock	-	15,800
*	Whitehorse Finance Inc	Mutual Fund	-	268,400
*	Xg Technology Inc Par $.00001	Common Stock	-	41,249
*	Zoom Technologies Inc Par $0.01	Common Stock	-	1
				2,061,086

*	Vanguard Retirement Savings Master Trust	Common Collective Trust	-	36,478,096

*	Participant Notes Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%, which was calculated as prime rate plus 1%), maturities from 5/24/2019 through 5/24/2038	-	5,784,588

				$ 340,108,223

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included

See accompanying report of independent registered pubic accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBANY INTERNATIONAL CORP.
By: /s/ John B. Cozzolino_______________
Name: John B. Cozzolino
Title: Chief Financial Officer and Treasurer and
Chairman, Albany International Corp. Pension Administration Committee

June 27, 2018